October 2, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman

Re:
Digimarc Corporation
Amendment No. 3 to Registration Statement on Form 10
Filed September 9, 2008
File No. 001-34108

Dear Mr. Shuman:

        Digimarc Corporation is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated September 19, 2008 (the "Comment Letter") relating to the above-referenced Amendment No. 3 to Form 10 filed on September 9, 2008 (the "Amended Form 10"). Digimarc Corporation has revised the Form 10 in response to the Staff's comments and is filing concurrently with this letter an Amendment No. 4 to the Form 10, and accompanying information statement (the "Amendment") that reflects these revisions and generally updates the information contained therein.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, references to pages of the Amendment in the text of this letter correspond to the applicable pages of the information statement filed as exhibit 99.1 to the Amendment.

General

1.
We note that the letter dated July 27, 2008 that you filed in response to comment 1 of our letter dated August 28, 2008 states that you "will supplementally provide to the staff a form of opinion letter with respect to the status of the spin-off under Section 2(a)(3) and Section 5 of the Securities Act." Please file the supplemental opinion letter electronically. Refer to Rule 101(a)(3) of Regulation S-T.

  Response: We filed the supplemental opinion letter dated July 30, 2008 on EDGAR, as correspondence, on September 24, 2008.

2.
We note that your response to comment 4 of our letter dated August 28, 2008 regarding the rights of shareholders who sold and bought shares in the open market after the record date may be material to investors. Disclose this information in the filing and indicate when Old Digimarc ceased trading and clarify when and how the distribution date will be selected and communicated.

  Response: We have revised the definition of "Old Digimarc record holders" on the cover page to the Amendment to read "(i) Old Digimarc stockholders as of the record date and time of August 1, 2008 at 5:30 pm Eastern time and (ii) anyone who purchased shares of Old Digimarc common stock in an open market transaction after the record date and time, in each case, who did not sell the shares in an open market transaction after the record date and time." We further revised the "Record date and time" portion of the Summary section to inform investors of the date on which Old Digimarc ceased trading on The Nasdaq Global Market and to describe the rights of shareholders who sold and bought shares in the open market after the record date and time. The "New Digimarc stock delivery date" portion of the Summary section previously indicated that the shares of Digimarc Corporation will be distributed from the trust on the date on which the Form 10 is declared effective. We have expanded the disclosure under this heading to inform investors that, on that day, we will issue a press release announcing that the Form 10 has been declared effective and the distribution of the shares from the trust. Please see page 5 of the Amendment.

3.
We note your response to comment 3 of our letter dated August 28, 2008 regarding the cover page and the letter to shareholders. This information statement should clearly convey to investors at the outset that this document relates to the distribution to shareholders of record of all of the shares of common stock of New Digimarc, which owns and operates the assets, liabilities of the digital watermarking business that was previously owned and operated by Old Digimarc, prior to the recent acquisition by L-1 of the remaining business activities that were formerly conducted by Old Digimarc. The mechanical and legal details of the transaction should be discussed in a limited manner thereafter.

  Response: We have revised the letter to stockholders and the cover page to more directly convey the information noted above. We believe the additional mechanical and legal details provided throughout the information statement, but primarily in the sections entitled "The Spin-Off—Description of the Spin-Off" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are essential to an understanding of all of the information provided to investors in the Information Statement. For example, in the section entitled "Our Relationship with Old Digimarc After the Spin-Off," we describe the obligations of DMRC LLC under the separation agreement. The mechanical and legal details of the transaction provide the background necessary to an understanding of Digimarc Corporation's assumption of DMRC LLC's rights and obligations under the agreement. Additionally, the section entitled "Certain Material U.S. Federal Income Tax Consequences" addresses the tax consequences of all aspects of the transaction, including the distribution of the LLC interests to the stockholders, the exchange of these interests for shares of Digimarc Corporation in the New Digimarc Corporation merger, tendering shares in the tender offer by L-1 Identity Solutions, Inc. ("L-1") and the merger of Old Digimarc with a wholly owned subsidiary of L-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

4.
We note that your response to comment 8 of our letter dated August 28, 2008 still does not provide appropriate quantitative disclosure. An analysis of changes in line items is required where quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. For instance, you state that the increase in service revenue for the year ended December 31, 2007 was primarily due to increases in consulting revenue from the Central Banks consortium, Nielsen and contracts with various other government agencies. To the extent material, please quantify the known contributions of the identified sources of the changes discussed in your filing.

  Response: We have revised our discussion of the increase in revenues to provide quantitative disclosure of the factors contributing to those increases. We have revised our discussion of the increase in service revenues for the year ended December 31, 2007 on page 51 of the Amendment to indicate that more than two-thirds of the increase resulted from increased revenues under our agreement with the central banks consortium, followed by Nielsen, and to a lesser extent, contracts with various other governmental agencies. We have further revised our discussion of the increase in service and license revenues for the three and six months ended June 30, 2008 on page 44 of the Amendment to indicate that almost all of the increase in those revenues is attributable to service and license revenues generated under the Nielsen Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 95

5.
We note your response to comment 13 of our letter dated August 28, 2008 that you have deleted the 5% beneficial owners from the amended filing. Please provide pro-forma disclosure concerning the more than five percent holders on a post-distribution basis. It would appear that this information can be provided based on transfer agent's records you will use in distributing the shares to former Digimarc holders. It further appears that you can appropriately disclose the limitations of using this or a similar method in identifying the pro-forma principal holders, such as the inability to determine beneficial owners from such records.

  Response: We have revised the "Security Ownership of Certain Beneficial Owners and Management" table and accompanying narrative to indicate that, based on the records of Digimarc Corporation maintained by its transfer agent, two record holders hold more than 5% of the outstanding shares of common stock of Digimarc Corporation: Koninklijke Philips Electronics N.V. and Cede & Co. The revised disclosure further indicates that Cede & Co. holds 91.77% of the shares of common stock of Digimarc Corporation, as nominee for a number of brokers holding the shares for the beneficial owners, and that, based on the information available, Digimarc Corporation is unable to determine the beneficial holders of these shares, other than those held by the directors and executive officers, at this time. Please see page 95 of the Amendment.

* * * *

        Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

        We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4618.

Very truly yours,
/s/ Robert Chamness Robert Chamness Chief Legal Officer and Secretary

cc (w/o enc.): John R. Thomas (Perkins Coie LLP)
                       Roy W. Tucker (Perkins Coie LLP)